CONFIDENTIAL

March 6, 2017

VIA EDGAR
Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:    PulteGroup, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 1, 2017
File No. 1-9804

Dear Mr. Cash:

The following is our response to your comment letter dated March 1, 2017, relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission (“SEC”). For ease of review, we have reproduced the Staff's comment below in bold and our reply follows in a lighter font.

Form 10-K for Fiscal Year Ended December 31, 2016
Item 8. Financial Statements and Supplementary Data
Note 12. Commitments and contingencies, page 72

1.
We note your response to comment 1 of our letter dated February 17, 2017. We believe the revised tabular roll-forward you intend to provide in future filings will enhance your disclosures related to self-insurance reserves; however, please also revise your narrative disclosures under critical accounting policies to address the assumptions related to and the reasons for material changes in reserves provided during each period presented.

We will include the revised tabular rollforward reflected in our letter dated February 17, 2017, in future filings beginning with the quarter ending March 31, 2017, along with enhanced narrative disclosures under critical accounting policies to address the key assumptions related to and the reasons for material changes in self-insurance reserves during each period presented, as applicable.

We acknowledge that PulteGroup, Inc. is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

We would welcome the opportunity to discuss any questions you may have regarding this response at your convenience. You may contact me at (404) 978-6417.

Very truly yours,

/s/ Robert T. O'Shaughnessy

Robert T. O'Shaughnessy
Executive Vice President and Chief Financial Officer

PulteGroup, Inc., 3350 Peachtree Road N.E., Suite 150, Atlanta, GA 30326
404.978.6400 pultegroupinc.com